# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ellomay Capital Ltd., CIK 0000946394
CUSIP: M39927120
Title of class of securities: Ordinary Shares, NIS 10.00 par value per share
Address of issuer's principal executive offices: 9 ROTHSCHILD BLVD., TEL AVIV, Israel (L3), 6688112
Date of event which requires filing of this statement: 03/04/2026
Filed by CIK 0002113934
Persons authorized to receive notices and communications: Kanir Joint Investments (2005), 33 Ya'acov Cohen St., Ramat Hasharon, Israel (L3), 4721356, 972-54-832-6385

## Reporting persons
- Kanir Joint Investments (2005) Limited Partnership (CIK 0001343851): type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kanir Investments Ltd. (CIK 0001344145): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anat Raphael: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fridrich Ran P. (CIK 0002113934): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- S. Nechama Investments (2008) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Shlomo Nehama: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bonstar Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Joseph Mor: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ishay Mor: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, NIS 10.00 par value per share
Name of issuer: Ellomay Capital Ltd.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

See the responses to Items 7 through 11 and 13 of the cover pages to this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated as follows:

See the responses to Items 7 through 11 and 13 of the cover pages to this Schedule 13D.

On December 16, 2025, S. Nechama Investments (2008) Ltd., Kanir Joint Investments (2005) LP and Anat Raphael (together, the "Sellers"), agreed to sell their holdings in the Company to O.Y. Nofar Energy Ltd. ("Nofar") based on a valuation of approximately $310 million. On March 4, 2026, the Sellers completed the sale of their holdings to Nofar and no longer own any Ordinary Shares in the Issuer.
Transactions in the class effected during the past sixty days: See Item 5(a) and 5(b) above. Except as described in this Amendment, no transactions in the Ordinary Shares were effected by the Reporting Persons since the most recent amendment of Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 5(b) of this Schedule 13D.

## Signatures
- Kanir Joint Investments (2005) Limited Partnership: /s/ Ran Fridrich, Ran Fridrich, Director of Kanir Investments Ltd., its General Partner (05/11/2026)
- Kanir Investments Ltd.: /s/ Ran Fridrich, Ran Fridrich, Director (05/11/2026)
- Anat Raphael: /s/ Anat Raphael, Anat Raphael (05/11/2026)
- Fridrich Ran P.: /s/ Ran Fridrich, Ran Fridrich (05/11/2026)
- S. Nechama Investments (2008) Ltd.: /s/ Shlomo Nehama, Shlomo Nehama, Director (05/11/2026)
- Shlomo Nehama: /s/ Shlomo Nehama, Shlomo Nehama (05/11/2026)
- Bonstar Investments Ltd.: /s/ Joseph Mor, Joseph Mor, Director (05/11/2026)
- Joseph Mor: /s/ Joseph Mor, Joseph Mor (05/11/2026)
- Ishay Mor: /s/ Ishay Mor, Ishay Mor (05/11/2026)